Exhibit 99.1

CELLEBRITE ANNOUNCES REDEMPTION OF ALL OUTSTANDING WARRANTS

TYSONS CORNER, Va. and PETAH TIKVA, Israel, August 15, 2024 (GLOBE NEWSWIRE) – Cellebrite DI Ltd. (Nasdaq: CLBT) (“Cellebrite,” the “Company” or “we”), a global leader in premier Digital Investigative solutions for the public and private sectors, announced today that it will redeem all of its warrants (the “Warrants”) to purchase ordinary shares of the Company (the “Ordinary Shares”) that remain outstanding at 5:00 p.m. New York City time on September 16, 2024 (the “Redemption Date”) for a redemption price of $0.10 per Warrant.

The Warrants include (i) the outstanding public warrants to purchase Ordinary Shares (the “Public Warrants”) issued pursuant to that certain Assignment, Assumption and Amended and Restated Warrant Agreement, dated on August 30, 2021 (the “Warrant Agreement”), between the Company and Equiniti Trust Company, LLC (as successor to American Stock Transfer & Trust Company, LLC) (“Equiniti”), which were originally issued by TWC Tech Holdings II Corp. (“TWC”) in connection with its initial public offering and subsequently assumed by the Company and converted into warrants to purchase Ordinary Shares of the Company as a result of the Company’s business combination with TWC which was consummated on August 30, 2021 (the “Business Combination”), for a redemption price of $0.10 per Public Warrant (the “Redemption Price”) and (ii) the outstanding private placement warrants to purchase Ordinary Shares (the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”) originally issued by TWC in a private placement transaction under the Private Placement Warrants Purchase Agreement, dated as of September 10, 2020, by and between TWC and TWC Tech Holdings II, LLC, and converted into warrants to purchase Ordinary Shares of the Company as a result of the Business Combination, on the same terms as the outstanding Public Warrants.

Equiniti serves as warrant agent (the “Warrant Agent”) with respect to the Warrants.

The Warrant Agreement provides that the Company is entitled to redeem all of the outstanding Public Warrants at the Redemption Price of $0.10 per Public Warrant where: (i) the last reported sales price of the Ordinary Shares for any twenty trading days within the thirty trading-day period ending on the third trading day prior to the date on which notice of the redemption is given (the “Reference Value”) equals or exceeds $10.00 per share, and (ii) if the Reference Value is less than $18.00 per share, the Private Placement Warrants are also concurrently called for redemption on the same terms as the outstanding Public Warrants. The Reference Value currently equals or exceeds $10.00 per share and is less than $18.00 per share, such that the Company is entitled to call the Warrants for redemption. At the direction of the Company, the Warrant Agent has delivered today a notice of redemption (the “Notice of Redemption”) to each of the registered holders of the outstanding Warrants.

At any time after the Notice of Redemption has been delivered and prior to 5:00 p.m. New York City time on the Redemption Date, Warrantholders may elect to: (1) exercise their Warrants for cash, at an exercise price of $11.50 per Ordinary Share, or (2) surrender their Warrants on a “cashless basis” (a “Make-Whole Exercise”), in which case the surrendering holder will receive a number of Ordinary Shares determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date and the volume-weighted average price (the “Redemption Fair Market Value”) of the Ordinary Shares during the ten trading days immediately following the date on which the Notice of Redemption is sent to registered holders of Warrants.

The Company has obtained a ruling (the “Ruling”) from the Israeli Tax Authorities, as further described in the Notice of Redemption, that exempts the Company from the potential obligation to withhold tax upon the issuance of Ordinary Shares to holders (“Qualified Holders”) of the Public Warrants who effect a Make-Whole Exercise and meet the requirements of the Ruling. Warrantholders who exercise for cash and Warrantholders who are not Qualified Holders will be subject to Israeli withholding tax requirements, unless certain requirements described in the Notice of Redemption are satisfied.

The Company expects to provide holders notice of the Redemption Fair Market Value on August 30, 2024. In no event will the number of Ordinary Shares issued in connection with a surrender of Warrants on a cashless basis, as described above, exceed 0.361 Ordinary Shares per Warrant.

Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the Redemption Price, net of any applicable tax withholding, or as otherwise described in the Notice of Redemption.

Ordinary Shares underlying the Warrants and issuable pursuant to a Make-Whole Exercise will be issued in reliance upon the exemption from registration provided by Section 3(a)(9) under the Securities Act of 1933, as amended (the “Securities Act”). Ordinary Shares underlying the Warrants and issued pursuant to an exercise for cash have been registered by the Company under the Securities Act and are covered by a registration statement on Form F-3 filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-259826). The SEC maintains an Internet website that contains a copy of the prospectus included in the registration statement at www.sec.gov. Alternatively, you can obtain a copy of this prospectus on the Investor Relations section of the Company’s website, at https://investors.cellebrite.com.

The Ordinary Shares and the Public Warrants are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbols “CLBT” and “CLBTW,” respectively. We understand from Nasdaq that September 13, 2024, the trading day prior to the Redemption Date, will be the last day on which the Public Warrants will be traded on Nasdaq.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.

This press release does not and will not constitute an offer to sell, or the solicitation of an offer to buy, the Warrants, the Ordinary Shares, or any other securities, nor will there be any sale of the Warrants, the Ordinary Shares or any such other securities, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

Additional information regarding this announcement may be found in a Form 6-K that will be filed with the U.S. Securities and Exchange Commission.

Any questions you may have about redemption and exercising your Warrants may be directed to the Company’s Information Agent at:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550

Stockholders and All Others Call Toll-Free: (800) 431-9643

Email: CLBTW@dfking.com

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its customers to protect and save lives, accelerate justice, and preserve privacy in communities around the world. We are a global leader in Digital Investigative solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Investigative platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com, https://investors.cellebrite.com, or follow us on X at @Cellebrite.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, statements related to the Redemption Date, withholding tax and the Redemption Fair Market Value notice. Such forward-looking statements are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 21, 2024 and as amended on April 12, 2024, and in other documents filed by Cellebrite with the SEC, which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Media

Victor Cooper
Sr. Director of Corporate Communications + Content Operations
Victor.cooper@cellebrite.com
+1 404.804.5910

Investor Relations

Andrew Kramer
Vice President, Investor Relations
investors@cellebrite.com
+1 973.206.7760

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